Exhibit 99.1

Eco Wave Power Reaches Key Milestone in Portuguese Wave Energy Project,
Paving the Way for a 2026 Launch and Global Expansion

Porto, Portugal – January 13, 2025 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leader in the onshore wave energy technology sector, is pleased to announce that it has engaged MOQ Engineering (“MOQ”), a renowned Portuguese engineering firm, to perform the final design and load calculations for its pioneering wave energy project in Porto, Portugal. This work represents a key milestone in the project’s advancement and positions the project for a targeted launch during 2026.

The project is a part of a 20 MW Concession Agreement entered into with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (APDL), which is located in the city of Porto. It will feature Eco Wave Power’s proprietary wave energy technology and includes a first-of-its-kind underwater wave energy museum and education centre, set to be housed in “The Gallery” – the room underneath the breakwater where the Company’s energy conversion equipment will be installed. The innovative project aligns with Portugal’s renewable energy goals, aiming to generate 85% of its electricity from renewable sources by 2030.

The collaboration with MOQ will focus on delivering the final civil engineering design and detailed load calculations for the floaters, which are key components of Eco Wave Power’s innovative wave energy conversion system. These calculations and designs will be ensuring the safe and efficient installation of the floaters on the marine structure at the project site. This phase of work is scheduled for completion by February 2025.

Upon completion of MOQ’s scope of work, Eco Wave Power will submit the full execution project, including all finalized engineering and technical specifications, to APDL. The approval of the execution project by APDL will mark the transition to the next phase of the project: the production of the floaters and accompanying structural components.

The first MW-scale wave energy project in Porto will demonstrate significant energy production from ocean waves and serve as a critical step towards the commercialization of Eco Wave Power’s technology globally. In addition to its environmental impact, the project is expected to reduce the port’s carbon footprint, create new jobs, and contribute to Portugal’s innovative renewable energy industry.

Eco Wave Power is also advancing additional projects globally, including upcoming initiatives in Taiwan and the Port of Los Angeles. Moreover, the Company plans to announce new projects in additional countries, further expanding its footprint in the wave energy sector and reinforcing its position as a leader in renewable energy innovation.

Inna Braverman, CEO of Eco Wave Power, commented:

“This collaboration with MOQ Engineering represents significant progress in the development of our Portuguese project. Their expertise in engineering and design ensures that we are meeting the highest safety and operational standards. With their work on track for completion this February, we are steadily moving closer to the production phase and the realization of our goal to make wave energy an integral part of Portugal’s renewable energy mix.”

Manuel Cardoso, Partner of MOQ Engineering, commented:

“We are honored to partner with Eco Wave Power on this innovative wave energy project. At MOQ, we pride ourselves on delivering engineering solutions that align with the highest standards of safety, efficiency, and sustainability. This project reflects our commitment to leveraging advanced technologies like building information modelling (BIM) and parametric design to optimize results while contributing to Portugal’s ambitious renewable energy goals. We are excited to play a part in showcasing the potential of wave energy as a reliable, sustainable power source and to help pave the way for global adoption of this groundbreaking technology.”

About MOQ Engineering

MOQ Engineering is a leading Portuguese firm specializing in structural and civil engineering solutions. With a strong foundation in technical expertise and a forward-thinking approach, MOQ has rapidly become a trusted partner for projects across Europe, the Middle East, and Africa.

At the heart of MOQ’s mission lies a balance between engineering excellence and sustainability. The company delivers innovative and precise designs that meet modern infrastructure challenges while reducing environmental impact. By employing advanced technologies such as Building Information Modelling (BIM), parametric design, and scripting, MOQ optimizes designs for safety, efficiency, and minimal waste, ensuring the highest standards in every project.

MOQ’s expertise spans the entire project lifecycle, from conceptual design and detailed calculations to on-site technical support. The team’s commitment to quality, integrity, and precision ensures that all solutions are not only sustainable but also practical and buildable, addressing the complexities of today’s infrastructure needs.

Sustainability is deeply embedded in every decision MOQ makes. Recognizing the critical role engineering plays in combating climate change, the firm prioritizes low-carbon, environmentally conscious solutions that contribute to a greener future. At the same time, MOQ’s expertise of structural and civil engineering ensures reliable and innovative designs that stand the test of time.

By harmonizing engineering expertise with sustainability, MOQ Engineering delivers projects that are both cutting-edge and responsible. Learn more about MOQ’s vision and achievements at www.moq.pt.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with its patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Dedicated to combating climate change, Eco Wave Power operates the first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as a “Pioneering Technology.”

Expanding globally, Eco Wave Power is preparing to install projects at the Port of Los Angeles, Taiwan, and Portugal, adding to its impressive project pipeline totalling 404.7 MW.

The Company has received support from prestigious institutions such as the European Union Regional Development Fund, Innovate UK, and the Horizon 2020 program, and was honoured with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses when it discusses the targeted timing of the project’s launch, the timing of the completion of the project’s current stage, that the Company’s innovative project aligns with Portugal’s renewable energy goals, aiming to generate 85% of its electricity from renewable sources by 2030, the timing of completion of the project’s current stage, that this project is the first MW-scale wave energy project in Porto that will demonstrate significant energy production from ocean waves and serve as a critical step towards the commercialization of Eco Wave Power’s technology globally, that the project is expected to reduce the port’s carbon footprint, create new jobs, and contribute to Portugal’s innovative renewable energy industry, Company’s advancement of additional projects globally, including upcoming initiatives in Taiwan and the Port of Los Angeles, its plans to announce new projects in additional countries, further expanding its footprint in the wave energy sector and reinforcing its position as a leader in renewable energy innovation, that MOQ’s expertise in engineering and design ensures that the Company is meeting the highest safety and operational standards, that with MOQ’s work on track for completion this February, the Company is steadily moving closer to the production phase and the realization of its goal to make wave energy an integral part of Portugal’s renewable energy mix, benefits and advantages of the Company’s technology and wave energy and that MOQ is excited to play a part in showcasing the potential of wave energy as a reliable, sustainable power source and to help pave the way for global adoption of this groundbreaking technology. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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